Vidavu, Inc.

Financial Statements

As of July 31, 2026

Vidavu, Inc.

Balance Sheet

As of July 31, 2026

Assets		
Current Assets		
Cash	$	45,625.00
Inventory	$	4,375.00
Total Current Assets	$	50,000.00
Total Asssets	$	50,000.00
Liabilities & Shareholders' Equty		
Liabilities	$	-
Total Liabilities	$	-
Shareholders' Equity		
Common Stock	$	5.00
Additional Paid-In Capital	$	49,995.00
Total Shareholders' Equity	$	50,000.00
Total Liabilities &		
Shareholders' Equity	$	50,000.00

Vidavu, Inc.

Notes to Financial Statements

As of July 31, 2026

Note 1: Organization and Basis of Presentation

Vidavu, Inc. (the “Company”) was incorporated in the State of Delaware on June 8, 2026. The accompanying balance sheet presents the financial position of the Company as of July 31, 2026. The financial statements have been prepared by management using the historical cost basis of accounting and in accordance to generally accepted accounting principles.

Note 2: Cash

As of July 31, 2026, the Company held cash of $45,625. Cash consists of funds held in the Company’s operating bank account and is available for general operating purposes.

Note 3: Inventory

As of July 31, 2026, the Company held inventory with a cost basis of $4,375. Inventory consists primarily of hardware and related products intended for use in the Company’s operations and product offerings. Inventory is stated at cost.

Note 4: Shareholders’ Equity

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of July 31, 2026, 500,000 shares of common stock were issued and outstanding, representing $5 of common stock at par value. Additional paid-in capital totaled $49,995, resulting in total shareholders’ equity of $50,000.